FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	November	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM President and Co-CEO to Present at UBS Global Communications & Technology Conference	1
2.	Verizon Wireless Launches The First CDMA-Enabled BlackBerry Pearl	3

Document 1

October 31, 2007

FOR IMMEDIATE RELEASE

RIM President and Co-CEO to Present at UBS Global Communications & Technology Conference

Waterloo, ON – Mike Lazaridis, President and Co-Chief Executive Officer at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present at the UBS Global Communications & Technology Conference on Wednesday, November 14, 2007 in New York. The presentation, which is scheduled to begin at approximately 3:45 p.m. Eastern Time, will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Investor Contact:

RIM Investor Relations

519.888.7465

investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

November 1, 2007

FOR IMMEDIATE RELEASE

VERIZON WIRELESS LAUNCHES THE FIRST CDMA-ENABLED BLACKBERRY PEARL

The BlackBerry Pearl 8130 Smartphone Offers Voice, Data, Multimedia, Navigation and EV-DO Speed with Style

BASKING RIDGE, N.J., and WATERLOO, Ontario – Verizon Wireless, the leading wireless company with the nation’s most reliable wireless voice and data network, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, today announced the Nov. 3 online availability of the BlackBerry® Pearl™ 8130 at www.verizonwireless.com. The BlackBerry® Pearl™ 8130 will be in Verizon Wireless Communications stores on Nov. 8. For the customer who wants to balance work and play, the world's first CDMA-enabled BlackBerry Pearl gives Verizon Wireless customers wireless broadband connectivity to the office while enabling them to stay connected with family, friends and colleagues.

The new smartphone builds upon the highly acclaimed and iconic BlackBerry Pearl design with new features and functionality to provide customers with powerful communications, rich multimedia and support for high-speed EV-DO networks in a style that goes from day to evening in one slim and small package.

Available to Verizon Wireless customers in an exclusive silver color and backed by the power of the nation’s most reliable wireless voice and data network, the BlackBerry Pearl 8130 offers powerful communications with premium phone features, e-mail and messaging and more. With its built-in navigation capability, the BlackBerry Pearl 8130 can take customers wherever they want to go with mapping, audible turn-by-turn navigation and access to information on more than 14 million points of interest. In addition, the BlackBerry Pearl offers the following capabilities and features:

•	Wireless broadband (EV-DO) connectivity for high-speed data transfers, perfect for fast Web-browsing and downloading large attachments
•	A sleek, compact design in an exclusive silver color finish; measures 4.2” x 2.0” x .55” and weighs only 3.4 oz
•	Open and view e-mail attachments with support for the most popular formats
•	Premium phone features including Voice Activated Dialing, speakerphone and noise and echo cancellation technology for clearer calls
•	2.0 megapixel camera, with flash and 5x zoom, able to record video
•	Video and picture messaging capable

•	Built-in navigation to support the location-based application, VZ Navigator, developed by Networks in Motion, with map data provided by Navteq
•	Advanced media player and enhanced desktop media manager software allowing a customer to easily manage music and pictures between their PC and the BlackBerry Pearl 8130
•	3.5 mm stereo headphone included in the box
•	Externally accessible microSD™/SDHC memory card slot for additional storage (up to 8 GB)
•	An enhanced user interface with new font-rendering technology that makes text easier to read and Web pages visually richer
•	Enhanced Web browser delivering a fast, rich browser experience and support for streaming video from sites like m.youtube.com (3GPP RTSP streaming protocol over EV-DO)
•	SureType® keyboard technology that makes typing and dialing fast and easy and includes a new word completion capability, easier editing of misspelled words and built-in spell checker
•	Bluetooth® 2.0 in support of hands-free headsets, stereo headsets (Bluetooth stereo audio profile A2DP/AVRCP), car kits and other Bluetooth accessories
•	A removable and rechargeable battery, rated for up to 220 minutes of talk time and up to 216 hours of standby time

The BlackBerry Pearl 8130 will be available online and in Verizon Wireless Communications Stores, including those in Circuit City for $249.99 after a $50 mail-in rebate with a new two-year customer agreement. With the launch of the BlackBerry Pearl, Verizon Wireless is also introducing new Nationwide E-mail and Web for BlackBerry customers providing them with unlimited data for an additional $29.99 per month on top of a voice plan. Customers who choose a data only plan pay $34.99 per month. Both plans provide access up to 10 POP3 and IMAP e-mail accounts via BlackBerry® Internet Service.

For more information on BlackBerry smartphones and to pre-order the BlackBerry Pearl 8130, visit www.verizonwireless.com. Business customers should contact a Verizon Wireless Business Sales Representative directly at 1-800-VZW-4-BIZ.

# # #

About Verizon Wireless

Verizon Wireless operates the nation’s most reliable wireless voice and data network, serving 63.7 million customers. The largest U.S. wireless company and largest wireless data provider, based on revenues, Verizon Wireless is headquartered in Basking Ridge, N.J., with 68,000 employees nationwide. The company is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD).  Find more information on the Web at www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

MEDIA CONTACTS:

Brenda Boyd Raney

Verizon Wireless

908.559.7518

Brenda.Raney@verizonwireless.com

Marisa Conway

Brodeur for RIM

212.515.1924

mconway@brodeur.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 2, 2007	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer